FORM 5

ANNUAL STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

    Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
        See Instruction 1(b).

    Form 3 Holdings Reported

    Form 4 Transactions Reported

1. Name and Address of Reporting Person*
(Last)	Bielen
(First)	Richard
(Middle)	J.
(Street)	2801 Highway 280 South
(City)	Birmingham
(State)	Alabama
(Zip)	35223

2. Issuer Name and Ticker or Trading Symbol
(Issuer Name)	Protective Life Corporation
(Ticker or Trading Symbol)	PL

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
(I.D. Number)

4. Statement for Month/Year
(Month)	December 31
(Year)	2002

5. If Amendment, Date of Original (Month/Day/Year)
(Month/Day)
(Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
        X
(Director)
X	(Officer, give title below)
Senior Vice President - Investments
(10% Owner)
(Other, specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
        X
X	Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	12/02/02		A	142.5242	A	29.53	28,200.7713	I	Def Comp. 1
1. Total shares acquired as							11,664.4493	I	401(k) 2
dividends under PLC's Def.							7,496	D
Comp. Plan for officers of
the Corp. exempt under
Rule 16-b(3).
2. Total shares held by
reporting person in PLC's
401(k) and Stock Ownership
Plan as of 12/31/02.

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II – Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/ Year	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
					(A)	(D)	Date Exercisable	Expiration Date
SAR	*						08/15/01	08/15/06
							03/04/07	03/04/12

Table II Continued - Derivative Securities Acquired, Disposed of or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares
			15,000++	D 1
			15,000***	D

Explanation of Responses:
1     Includes shares received upon Protective Life Corp. 2 for 1 stock split which occurred on 4/2/98.
*    SAR with base price of $17.4375 payable in stock only at exercisable date.
**    Grant to reporting person of Stock Appreciation Right (SAR) under the Protective Life Corp. 1996 Stock Appreciation Rights Plan in transaction exempt under New Rule 16b-3(d)
*** Grant to reporting person of Stock Appreciation Right (SAR) in transaction exempt under Rule 16b-3(d). Base price $32.00.

**Intentional misstatements or omissions of facts constitute	/s/ RICHARD J. BIELEN	FEBRUARY 13, 2003
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date
BY: HARRIETTE HYCHE
Attorney-in-fact for Richard J. Bielen

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.